SEC FILE NUMBER 001-42103

CUSIP NUMBER 49457M106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KINDLY MD, INC.

Full Name of Registrant

N/A

Former Name if Applicable

5097 South 900 East, Suite 100

Address of Principal Executive Office (Street and Number)

Salt Lake City, UT, 84117

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kindly MD, Inc., a Utah corporation (the “Company”), is unable, without unreasonable effort or expense, to timely file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”). As disclosed in a Current Report on Form 8-K dated August 15, 2025, the Company completed its previously announced merger (the “Merger”), pursuant to an Agreement and Plan of Merger, dated as of May 12, 2025, by and among Nakamoto Holdings, Inc., a Delaware corporation and privately held Bitcoin treasury company (“Nakamoto”) and the other parties thereto. The complexity of accounting related to the Merger, including the application of relevant accounting standards under U.S. GAAP and review procedures consistent with PCAOB requirements, has necessitated additional time to ensure the accuracy and completeness of the information to be included in the Form 10-Q.

The Company expects to file the Form 10-Q no later than within the 5-day extension period provided by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Bailey	+385	388-8220
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant change in results of operations for the quarter ended September 30, 2025, compared to the three months ended September 30, 2024. Following the Merger with Nakamoto we have added new items to the statement of operations. Preliminary results indicate that we will recognize a realized loss on digital assets of $1,411,201; an unrealized loss on digital assets of $22,066,010; a loss on extinguishment of debt of $14,454,485; a loss on acquisition of Nakamoto of $59,753,811; and a positive change in fair value of contingent liability of $21,845,000.

These results are preliminary and subject to completion of our quarter-end closing and review procedures; the final results may differ materially from the foregoing preliminary estimates. Additional narrative and quantitative disclosure regarding the registrant’s results of operations for the three months ended September 30, 2025 will be disclosed in the registrant’s Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements:

Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements within the meaning of federal securities laws. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, the filing of the Form 10-Q and the results of the ongoing review. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

KINDLY MD, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2025	By:	/s/ David Bailey
	Name:	David Bailey
	Title:	Chief Executive Officer